WHITE & CASE

White & Case, S.C.
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (52-55) 5540 9600
Fax (52-55) 5540 9699
www.whitecase.com

File Number 82-3142

December 13, 2004

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the third quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

dle 1/4

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public through EMISNET, an electronic financial information system of the BMV, regarding shifts in the market, dated November 4, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding appointment of new external auditor, dated November 9, 2004;

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET regarding approval of additional services of the external auditor, dated November 17, 2004;

(E) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (A), (B) and (iii), an English version of a press release about the Company's third quarter results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,

Matthew F. Wilhoit

Enclosures

CC: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: 3 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**21,643,617**	**100**	**22,178,023**	**100**
2	**CURRENT ASSETS**	**6,273,307**	**29**	**6,613,358**	**30**
3	CASH AND SHORT-TERM INVESTMENTS	389,715	2	286,850	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	372,817	2	394,408	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,010,325	5	1,307,034	6
6	INVENTORIES	4,110,234	19	4,231,334	19
7	OTHER CURRENT ASSETS	390,216	2	393,732	2
8	**LONG-TERM**	**167,960**	**1**	**168,035**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	167,960	1	168,035	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**14,550,079**	**67**	**14,750,240**	**67**
13	PROPERTY	14,195,482	66	14,032,308	63
14	MACHINERY	0	0	0	0
15	OTHER EQUIPMENT	7,092,046	33	6,967,398	31
16	ACCUMULATED DEPRECIATION	6,970,730	32	6,343,236	29
17	CONSTRUCTION IN PROGRESS	233,281	1	93,770	0
18	**DEFERRED ASSETS (NET)**	**603,517**	**3**	**606,803**	**3**
19	**OTHER ASSETS**	**48,754**	**0**	**39,587**	**0**
20	**TOTAL LIABILITIES**	**8,795,198**	**100**	**9,283,589**	**100**
21	**CURRENT LIBILITIES**	**5,383,566**	**61**	**7,510,381**	**81**
22	SUPPLIERS	3,998,725	45	4,369,290	47
23	BANK LOANS	428,799	5	2,214,665	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	104,640	1	94,242	1
26	OTHER CURRENT LIABILITIES	851,402	10	832,184	9
27	**LONG-TERM LIABILITIES**	**2,233,856**	**25**	**640,196**	**7**
28	BANK LOANS	2,130,313	24	525,300	6
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	103,543	1	114,896	1
31	**DEFERRED LOANS**	**1,177,776**	**13**	**1,133,012**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,848,419**	**100**	**12,894,434**	**100**
34	**MINORTY INTEREST**	**54,585**		**43,487**	
35	**MAJORITY INTEREST**	**12,793,834**	**100**	**12,850,947**	**100**
36	**CONTRIBUITED CAPITAL**	**9,002,032**	**70**	**9,002,011**	**70**
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,672	1	104,651	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,262,498	18	2,262,498	18
39	PREMIUM ON SALES OF SHARES	6,634,862	52	6,634,862	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,791,802**	**30**	**3,848,936**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	13,555,489	106	13,233,865	103
43	REPURCHASE FUND SHARES	1,556,442	12	1,556,533	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(11,563,710)	(90)	(11,160,976)	(87)
45	NET INCOME FOR THE YEAR	243,581	2	219,514	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE | QUARTER 3 | YEAR: 2004

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**389,715**	**100**	**286,850**	**100**
46	CASH	214,191	55	243,087	85
47	SHORT-TERM INVESTEMENTS	175,524	45	43,763	15
18	**DEFERRED ASSETS (NET)**	**603,517**	**100**	**606,803**	**100**
48	AMORTIZED OR REDEEMED	176,531	29	141,178	23
49	GOODWILL	425,017	70	465,308	77
50	DEFERED TAXES	0	0	0	0
51	OTHERS	1,969	0	317	0
21	**CURRENT LIABILITIES**	**5,383,566**	**100**	**7,510,381**	**100**
52	FOREIGN CURRENCY LIABILITIES	490,633	9	578,860	8
53	MEXICAN PESOS LIABILITIES	4,892,933	91	6,931,521	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**851,402**	**100**	**832,184**	**100**
57	OTHER CURRENT LIBILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIBILITIES WITHOUT COST	851,402	100	832,184	100
27	**LONG-TERM LIABILITIES**	**2,233,856**	**100**	**640,196**	**100**
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	2,233,856	100	640,196	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**103,543**	**100**	**114,896**	**100**
63	OTHER LOANS WITH COST	42,194	41	57,253	50
64	OTHER LOANS WITHOUT COST	61,349	59	57,643	50
31	**DEFERRED LOANS**	**1,177,776**	**100**	**1,133,012**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,177,776	100	1,133,012	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY**	**(11,563,710)**	**100**	**(11,160,976)**	**100**
	ACCUMULATED INCOME DUE TO MONETARY	(293,574)	(3)	(293,574)	(3)
	INCOME FROM NON-MONETARY POSITION	(11,270,136)	(97)	(10,867,402)	(97)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
72	WORKING CAPITAL	889,741	(897,023)
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	593	603
75	EMPLOYERS (*)	12,493	12,597
76	WORKERS (*)	20,407	19,943
77	CIRCULATION SHARES (*)	977,644,977	977,447,505
78	REPURCHASED SHARES (*)	8,654,967	8,641,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**22,610,653**	100	**23,525,864**	100
2	COST OF SALES	17,524,090	78	18,503,013	79
3	**GROSS INCOME**	**5,086,563**	22	**5,022,851**	21
4	OPERATING	4,445,093	20	4,473,004	19
5	**OPERATING INCOME**	**641,470**	3	**549,847**	2
6	TOTAL FINANCING	92,093	0	135,697	1
7	**INCOME AFTER FINANCING COST**	**549,377**	2	**414,150**	2
8	OTHER FINANCIAL OPERATIONS	56,298	0	22,414	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**493,079**	2	**391,736**	2
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	192,111	1	151,058	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**300,968**	1	**240,678**	1
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**300,968**	1	**240,678**	1
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**300,968**	1	**240,678**	1
16	EXTRAORDINARY ITEMS NET EXPENSES	52,717	0	25,206	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**248,251**	1	**215,472**	1
19	NET INCOME OF MINORITY INTEREST	4,670	0	(4,042)	0
20	**NET INCOME OF MAJORITY INTEREST**	**243,581**	1	**219,514**	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE　　QUARTER 3　　YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**22,610,653**	**100**	**23,525,864**	**100**
21	DOMESTIC	21,503,942	95	22,673,073	96
22	FOREIGN	1,106,711	5	852,791	4
23	TRANSLATED INTO DOLLARS (***)	97,293	0	74,101	0
6	**TOTAL FINANCING COST**	**92,093**	**100**	**135,597**	**100**
24	INTEREST PAID	289,235	314	304,057	224
25	EXCHANGE LOSSES	71,777	78	19,984	15
26	INTEREST EARNED	11,613	13	8,179	6
27	EXCHANGE PROFITS	45,555	49	21,833	16
28	GAIN DUE TO MONETARY POSITION	(211,751)	(230)	(158,332)	(117)
8	**OTHER FINANCIAL OPERTIONS**	**56,298**	**100**	**22,414**	**100**
29	OTHER EXPENSES (INCOME) NET	56,298	100	22,414	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**192,111**	**100**	**151,058**	**100**
32	INCOME TAX	26,141	14	71,292	47
33	DEFERED INCOME TAX	165,162	86	75,071	50
34	WORKERS' PROFIT SHARING	808	0	4,695	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 3 YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
36	TOTAL SALES	22,126,177	23,275,100
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	30,866,683	32,690,314
39	OPERATION INCOME (**)	899,381	690,383
40	NET INCOME OF MAJORITY INTEREST (**)	344,907	238,096
41	NET CONSOLIDATED INCOME (**)	352,904	236,855

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JULY 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**NET SALES**	**7,559,622**	**100**	**7,817,314**	**100**
2	COST OF SALES	5,866,748	78	6,096,496	78
3	**GROSS INCOME**	**1,692,874**	**22**	**1,720,818**	**22**
4	OPERATING	1,508,039	20	1,545,085	20
5	**OPERATING INCOME**	**184,835**	**2**	**175,733**	**2**
6	TOTAL FINANCING	(6,827)	0	17,474	0
7	**INCOME AFTER FINANCING COST**	**191,662**	**3**	**158,259**	**2**
8	OTHER FINANCIAL OPERATIONS	33,166	0	20,150	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**158,496**	**2**	**138,109**	**2**
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	61,680	1	51,285	1
11	**INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**96,816**	**1**	**86,824**	**1**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOS OPERATION**	**96,816**	**1**	**86,824**	**1**
14	INCOME OF DISCONTINUOS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**96,816**	**1**	**86,824**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES	32,674	0	13,374	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**64,142**	**1**	**73,450**	**1**
19	NET INCOME OF MINORITY INTEREST	1,567	0	(6,235)	0
20	**NET INCOME OF MAJORITY INTEREST**	**62,575**	**1**	**79,685**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER 3 YEAR: 2004
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**NET SALES**	**7,559,622**	**100**	**7,817,314**	**100**
21	DOMESTIC	7,197,717	95	7,596,494	97
22	FOREIGN	361,905	5	220,820	3
23	TRANSLATED INTO DOLLARS (***)	31,816	0	19,413	0
6	**TOTAL FINANCING COST**	**(6,827)**	**100**	**17,474**	**100**
24	INTEREST PAID	98,460	1,442	83,062	475
25	EXCHANGE LOSSES	18,118	265	8,898	51
26	INTEREST EARNED	6,196	91	6,161	35
27	EXCHANGE PROFITS	17,142	251	4,970	28
28	GAIN DUE TO MONETARY POSITION	(100,067)	-1,466	(63,355)	(363)
8	**OTHER FINANCIAL OPERTIONS**	**33,166**	**100**	**20,150**	**100**
29	OTHER EXPENSES (INCOME) NET	33,166	100	20,150	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**61,680**	**100**	**51,285**	**100**
32	INCOME TAX	(8,442)	(14)	24,473	48
33	DEFERED INCOME TAX	70,012	114	25,353	49
34	WORKERS' PROFIT SHARING	110	0	1,459	3
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: 3 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY 1st TO SEPTEMBER 30 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
1	**CONSOLIDATED NET INCOME**	**248,251**	**215,472**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	770,647	630,556
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,018,898**	**846,028**
4	CASH FLOW CHANGE IN WORKING CAPITAL	(718,586)	(444,734)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**300,312**	**401,294**
6	CASH FLOW FROM EXTERNAL FINANCING	(110,191)	(19,429)
7	CASH FLOW FROM INTERNAL FINANCING	(1,479)	2,702
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(111,670)**	**(16,727)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(404,907)**	**(411,718)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(216,265)	(27,151)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	605,980	314,001
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	389,715	286,850

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **GIGANTE** QUARTER: 3 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT Amount	QUARTER OF PREVIOUS Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**770,647**	**630,556**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	600,815	551,899
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	169,832	0
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	0	78,657
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**(718,586)**	**(444,734)**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	665,694	337,972
19	+(-) DECREASE (INCREASE) IN INVENTORIES	287,447	1,284,533
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(225,648)	(121,610)
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,399,111)	(1,387,927)
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(46,968)	(557,702)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(110,191)**	**(19,429)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(110,936)	(19,429)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	745	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,479)**	**2,702**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(601)	0
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(878)	2,702
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(404,907)**	**(411,718)**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	64	(3,460)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(404,971)	(356,444)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	0	(51,814)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER **3** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		QUARTER OF PRESENT FINALCIAL YEAR		QUARTER OF PREVIOUS FINALCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.10	%	0.92	%
2	NET INCOME TO STOCK HOLDERS'EQUITY (**)	2.70	%	1.85	%
3	NET INCOME TO TOTAL ASSETS (**)	1.63	%	1.07	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	85.30	%	73.48	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.43	times	1.47	times
7	NET SALES TO FIXED ASSETS (**)	2.12	times	2.22	times
8	INVENTORIES ROTATION (**)	5.86	times	6.11	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	4	days	4	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.10	%	15.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	40.64	%	41.86	%
12	TOTAL LIABILITIES TO STOCK HOLDERS'EQUITY	0.68	times	0.72	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.58	%	6.24	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	15.35	%	4.34	%
15	OPERATING INCOME TO INTEREST PAID	2.22	times	1.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.51	times	3.52	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17	times	0.88	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.40	times	0.32	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.71	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.24	%	3.82	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.51	%	3.60	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.18)	%	(1.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.04	times	1.32	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	98.68	%	116.15	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	1.32	%	(16.15)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.02	%	86.57	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GIGANTE QUARTER **3** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D		QUARTER OF PRESENT FINALCIAL YEAR			QUARTER OF PREVIOUS FINALCIAL YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.35		$	0.24	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	SILUTED PROFIT PER ORDINARY SHARE (**)	$	0.35		$	0.24	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**	$	0.35		$	0.24	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	13.09		$	13.15	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.55	times		0.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.41	times		20.94	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter: 3** **Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Management Analysis and Discussion of the Company's Financial Condition and Operation Results)

ANNEX 1

Consolidated
Final Printing

October 28, 2004

Third Quarter 2004 Management Report

During the third quarter of the year, total sales reached 7,560 million pesos, a decline of 3.3% compared to the same period of 2003. Cumulative sales reached a total of 22,611 million pesos in the first nine months of the year, a decrease of 3.9% versus the previous year.

Same store sales during the third quarter declined 4.4% versus 3Q03. We would like to mention that our Commercial Campaign "Peluches" yielded positive results in July, although it was unable to offset the results posted in August and September. In cumulative terms, same store sales decreased 3.9% versus 2003

Gross profit for the quarter was 1,693 million pesos, and the gross margin increased 40 basis points, to 22.4%, compared to 3Q03. The cumulative gross margin was 22.5% versus the 21.4% reported during the first nine months of the previous year.

From July – September of this year, operating expenses without depreciation were 4.7% less than in the year 2003. This was due to the fact that the Group maintained control over this area throughout the year. If we include depreciation, total expenses for the period of July-September declined by 2.4% as a result of the increase in depreciation during the quarter.

Operating profit for the third quarter was 185 million pesos, an increase of 5.2% from the same period of the previous year. This increase was largely due to the improvement in the gross margin and the control over costs during the quarter. In cumulative terms, operating profit rose to 641 million pesos, an increase of 16.7% compared to the same nine-month period of 2003.

In addition, operating cash flow (EBITDA) for the quarter was 391 million pesos, 10.4% higher than during the same period of 2003. The cumulative figure reached 1,242 million pesos, an increase of 12.7% versus the period January – September 2003.

The comprehensive financing cost for the third quarter resulted in a gain of 6.9 million pesos, compared to a loss of 17.5 million pesos registered during the same period of the previous year. The difference is primarily the result of the monetary position, which was the result of an increase in inflation during the period.

During the third quarter of the year, Other Financial Operations included an additional charge for commissions related to the long-term restructuring of the bank debt.

The elimination of fixed assets and the remodeling of stores and store closings as well as the benefit derived from the implementation of the SAP and other efficiencies led to, among other things, a reduction in the company's workforce, particularly among certain levels of executives and managers. This resulted in an increase of 19.3 million pesos in extraordinary items for the third quarter of 2004 compared to the same period of the previous year.

Finally, net income for the third quarter declined 21.5%, and was negatively affected by the extraordinary items registered during the period. Net income as a percentage of sales was 0.8%, a decrease of 20 basis points from the same period of 2003. Nevertheless, cumulative net income for the first nine months of the year totaled 244 million pesos, an 11.0% increase, in real terms, from the previous year.

During the third quarter, the Group opened 4 units of Office Depot, 4 Radio Shack stores and one SuperPrecio store. In addition, 4 Radio Shack establishments were closed, as was one Super Gigante and one Office Depot. Therefore, the total number of units in operation at the end of the third quarter of the year grew to 500, with a total sales floor area of 1,138,737 m^2.

The number of units and sales floor area by format is as follows: 100 Gigante stores (592,617 m^2), 52 Bodegas Gigante (197,249 m^2), 61 Super Gigante units (133,380 m^2), 8 Gigante USA establishments (22,794 m^2), 45 SuperPrecio units (11,094 m^2), 94 Office Depot establishments (157,515 m^2), 90 Radio Shack stores (10,818 m^2), 3 PriceSmart units (13,269 m^2) and 47 Toks cafeterias (10,125 seats).

Ángel Losada Moreno
Executive President

MEXICO CITY STOCK EXCHANGE *(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)*
SIFIC/ICS

Ticker: Gigante **Quarter:3 Year: 2004**
Grupo Gigante, S.A. de C.V.

GENERAL DIRECTOR'S REPORT (1)
(Complementary Notes to the Financial Information)

ANNEX 2

Consolidated
Final Printing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousand pesos)

1. Basis of presentation

a. ***Consolidation of financial statements*** – The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b. ***Translation of financial statements of foreign subsidiaries*** – To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

   The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

c. ***Reclassifications*** - Certain amounts in the financial statements as of and for the year ended September 30, 2003 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended September 30, 2004.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

a. ***New accounting policies*** - Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("C-9"), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations.

b. ***Recognition of the effects of inflation*** - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of September 30, 2004 and, therefore, differ from those originally reported in the prior year.

c. ***Temporary investments*** - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

d. ***Inventories and cost of sales*** – Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

e. ***Property and equipment*** – Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

f. ***Investment in shares*** – Investment in shares are valued at acquisition cost and restated using the NCPI.

g. ***Goodwill*** – Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

h. ***Employee retirement obligations*** – Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

i. ***Provisions*** – Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

j. ***Income tax, tax on assets and employee statutory profit-sharing*** – Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not likely to be realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized. The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability

k. ***Foreign currency balances and transactions*** - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

l. ***Insufficiency in restated stockholders' equity*** - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding non monetary assets.

m. ***Monetary position gain*** - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

n. ***Earnings per share*** - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

o. ***Investment in shares*** - The balance at September 30, 2004 and 2003 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc. (PriceSmart). The preferred shares can be converted to common shares of PriceSmart at an exercise prise of US $37.50 per share, have a cumulative dividend of 8% a year, and may be redeemed at the option of PriceSmart five years after issuance.

p. ***Income taxes, tax on assets and employees statutory profit-sharing*** - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The ISR rate was 34% in 2003 and 33% in 2004, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V., incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2003, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.

The effective ISR rates for September 30, 2004 and 2003, was 43.6% and 41.2% respectively.

3. **Long term debt.** The Company is a borrower under a secured loan agreement with principal payable in 16 equal quarterly installments beginning in March 2005. Interest is payable quarterly, at a fixed interest rate equal to 9.51% plus a spread that shall not be less than 100 basis points and shall not exceed 300 basis points, according to financial interest service ratios and according to service of the bank debt, that shall be calculated quarterly. As of June 30, the applicable spread was 150 basis points.

The agreement requires the Company to maintain certain financial ratios. As of the date hereof, the Company is in compliance with those requirements.

4. **Contingencies.** In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the vendors. The Company intends to vigorously defend against the lawsuit including, the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has created a provision of $ 210,187. Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling.

5. **New accounting principles.** In March 2003, the IMCP issued Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal" (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. Management believes that the adoption of this new Bulletin as of January 1, 2004, will not have significant effects on the Company's consolidated financial position or results of operations.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of pesos)	
				ADQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	99.99	2,169,301	5,536,246
2 SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	2,004,999	99.98	20,050	(38,243)
3 CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	76,076,141	99.99	76,077	2,653,449
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTS	159,148,777	99.99	159,929	547,184
5 BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	99.99	550,086	611,043
6 GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	99.99	79,983	232,729
7 OFFICE DEPOT DE MEXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00	277,516	932,744
8 SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	958
9 GIGANTE HOLDING INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	99.99	596,545	360,310
10 CONTROLADORA DEL NORTE, S.A. DE C.V.	REAL ESTATE	47,306,275	99.99	313,908	497,478
11 TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	99.98	107,449	48,437
12 PAGOS EN LINEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,999	99.98	50	(3,082)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	4,999	99.98	50	(6)
14 RADIO SHACK DE MEXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	1,362,976	50.01	66,597	49,955
16 PSMT MEXICO, S.A. DE C.V.	SELF-SERVICE	387,052	50.00	193,526	157,459
17 PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	99.98	850	976
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	SALE OF GASOLINE, FUEL	5,000	99.98	50	84
19 SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	99.98	50	738
TOTAL INVESTMENT IN SUSIDIARIES				4,612,067	11,588,352
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTEMENTS					167,960
TOTAL					11,756,312

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/12/2008	11.01	173,814	753,187												
BANCOMER	31/12/2008	11.01	88,688	384,313												
INBURSA	31/12/2008	11.01	141,186	611,813												
BANAMEX	24/06/2007	9.19	0	127,000												
INBURSA	24/06/2007	9.19	0	127,000												
BANCOMER	24/06/2007	9.19	0	127,000												
SCOTIA BANK INVERLAT	15/10/2004	9.34	20,000	0												
AC SAN JOSE	07/10/2004	4.75	0	0							4,539					
AC SAN JOSE	15/10/2004	4.50	0	0							191					
AC SAN JOSE	19/11/2004	4.75	0	0							381					
TOTAL BANKS			**423,688**	**2,130,313**	0	0	0	0	0	0	**5,111**	0	0	0	0	0
SUPPLIERS																
SELF-SERVICE			3,099,973	0							375,532					
OFFICE SUPPLIES			328,382	0							45,536					
RESTAURANTS			17,383	0							0					
ELECTRONICS			67,465	0							64,454					
TOTAL SUPPLIERS			**3,513,203**	**0**	0	0	0	0	0	0	**485,522**	0	0	0	0	0
VARIOS			851,402	103,543												
OTHER CURRENT LIABILITIES AND ANOTHER CREDITS			**851,402**	**103,543**	0	0	0	0	0	0	0	0	0	0	0	0
			4,788,293	**2,233,856**	0	0	0	0	0	0	**490,633**	0	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER **3** YEAR: **2004**

GRUPO GIGANTE, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
TOTAL ASSETS	3,303	37,572	0	0	37,572
LIABILITIES POSITION	42,674	485,522	0	0	485,522
SHORT TERM LIABILITIES POSITION	42,674	485,522	0	0	485,522
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(39,371)	(447,950)	0	0	(447,950)

NOTES

EXCHANGE RATE USED AS OF SEPTEMBER 30, 2004 IS EQUIVALENT TO $11.3750 PESOS PER DOLLAR FOR ASSETS AND $11.3774 PESOS PER DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,423,849	(11,379,262)	(6,955,413)	0.01	43,124
FEBRUARY	3,938,869	(10,394,269)	(6,455,401)	0.01	38,087
MARCH	3,933,256	(10,243,667)	(6,310,411)	0.00	20,824
APRIL	3,965,097	(11,047,683)	(7,082,587)	0.00	10,624
MAY	4,127,280	(10,278,812)	(6,151,532)	(0.00)	(15,994)
JUNE	3,437,964	(10,713,516)	(7,275,552)	0.00	11,641
JULY	4,684,688	(10,522,841)	(5,838,153)	0.00	15,179
AUGUST	4,697,588	(10,675,326)	(5,977,738)	0.01	36,464
SEPTEMBER	5,064,549	(11,023,913)	(5,959,364)	0.01	48,867
ACTUALIZATION:	0	0	0	0.00	2,935
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
TOTAL					211,751

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 3 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: 3 YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	SELF-SERVICE	592,617	100
BODEGA GIGANTE	SELF-SERVICE	197,249	100
SUPER G	SELF-SERVICE	133,380	100
RADIO SHACK	ELECTRICAL APPLIANCES	10,818	100
OFFICE DEPOT	OFFICE SUPPLIES	157,515	100
CAFETERIAS TOKS	RESTAURANTS	10,125	100
GIGANTE HOLDING	SELF-SERVICE	22,794	100
TIENDAS SUPER PRECIO	SELF-SERVICE	11,094	100
PSMT MEXICO	SELF-SERVICE	13,269	100

NOTES
INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WHICH IS REGISTERED ACCORDING TO THE NUMBER OF SEATS AVAILABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE TO THE GROUP					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER **3**

YEAR: **2004**

CONSOLIDATED
Final Printing

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SELF-SERVICE				21,503,942			
T O T A L				21,503,942			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
(1) SELF-SERVICE				966,270			
(2) OFFICE EQUIPMENT				140,441			
T O T A L				1,106,711			

NOTES

(1) IT REFERS TO 84,947 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.3750 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN THE LOS ANGELES, CALIFORNIA AREA.

(2) IT REFERS TO 12,346 THOUSAND DOLARS AT AN EXCHANGE RATE OF $11.3750 PESOS PER DOLAR CORRESPONDING TO THE STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
SINGLE SHARE	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750
TOTAL	0	0	176,734,102	800,910,875	0	977,644,977	18,922	85,750

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
977,644,977
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
UNICA	8,654,967	10.89000	7.20000

PROJECT INFORMATION
(Project Completion Rate)

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

October 28, 2004

During the first nine months of the year, the Company invested 405 millions pesos in fixed assets, allocated for new store openings, remodeling, systems and logistics.

During the third quarter, the Group opened 4 units of Office Depot, 4 Radio Shack stores and one SuperPrecio store. In addition, 4 Radio Shack establishments were closed, as was one Super Gigante and one Office Depot.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

Gigante Holding International, Inc. Is a subsidiary corporation of Grupo Gigante with a participation of 100% that include 8 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2003 consolidated financial statements are restated in the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** QUARTER **3** YEAR: **2004**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Declaration from the company officials responsable for the information Final Printing

Ángel Losada Moreno y Federico Coronado Brosig, acting as Executive President and Corporate Director of Administration and Finances of Grupo Gigante, S.A. de C.V., respectively, in accordance with Article 33, Section II, of the provisions to general duties applicable to share inssuers and other stock market participants, inssued by the National Banking and Securities Commission, hereby declare that:

The undersigning under oath, hereby estate that, within the scope of our corresponding duties, we prepared the information regarding the issuer contained in the quarterly report herein, which, to out legal understandin, reasonably reflects its condition. Likewise, we hereby estate that we have no knowledge of relevant information which may have been false or omitted in this quarterly report or that it may contain information that could mislead the investors.

Lic. Ángel Losada Moreno
Executive President

C.P. Federico Coronado Brosig
Corporate Manager of Administration and Finance

Mexico, D.F., October 28, 2004.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 28/10/2004
GRUPO GIGANTE, S.A. DE C.V.

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GGI880610918
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	C.P. SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOAR OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOAR
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	EXECUTIVE PRESIDENT
NAME:	LIC. ÁNGEL LOSADA MORENO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 28/10/2004
GRUPO GIGANTE, S.A. DE C.V.

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	DIRECTOR OF ADMINISTRATION AND CORPORATE FINANCE
NAME:	C.P. FEDERICO CORONADO BROSIG
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8271
FAX:	5269-8308
E-MAIL:	fcoronad@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	CONTROLLER
NAME:	C.P. RAFAEL GARCÍA ALVARADO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8225
FAX:	5269-8068
E-MAIL:	rgarcia1@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	LEGAL DIRECTOR
NAME:	LIC. FRANCISCO PÉREZ LOBATO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8395
FAX:	5269-8308
E-MAIL:	fperez@gigante.com.mx

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JAVIER MARTÍNEZ DEL CAMPO LANZ
ADDRESS:	BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY:	BOSQUES DE LAS LOMAS
ZIP CODE:	55120
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GIGANTE** DATE: 28/10/2004
GRUPO GIGANTE, S.A. DE C.V.

TELEPHONE:	3000-4000
FAX:	3000-4040
E-MAIL:	jmdc@domc.com.mx

TITLE MSE:	PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. SERGIO MONTERO QUEREJETA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8470
FAX:	5269-8132
E-MAIL:	smontero@gigante.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION STOCKHOLDERS
TITLE:	MANAGER OF INVESTOR RELATIONS
NAME:	LIC. MANUEL CULLEN PLIEGO
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8075
FAX:	5269-8308
E-MAIL:	macullen@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EI
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

TITLE MSE:	ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROU(
TITLE:	MANAGER OF STOCK EXCHANGE INFORMATION
NAME:	C.P. JOSÉ FERNANDO SALMERÓN MOCTEZUMA
ADDRESS:	AV. EJÉRCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	fsalmero@gigante.com.mx

RECEIVED

2004 DEC 28 P 12:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

English Translation

Relevant Event from GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: 2004-11-04 10:53:00

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 04/0112004

Place: Mexico, D.F.

Matter: Market shifts

Relevant Event: With respect to the transactions that took place today, the Company does not have any information or knowledge about the causes that explain such transactions other than pure market factors.

RECEIVED
2004 DEC 28 P 12: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

English Translation

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 9, 2004, 16:53

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 9/11/2004

Place: Mexico, D.F.

Matter: Gigante, S.A.de C.V. change of external auditor

Notice: Grupo Gigante, S.A. de C.V. announces that C.P.C. Juan Antonio Rodríguez Espínola, partner to the auditing firm Galaz, Yamazaki, Ruiz Urquiza, S.C., has been appointed as the Company's new External Auditor, position previously held by C.P.C. Francisco Pérez Cisneros, who reached the maximum period as external auditor permitted by the law, as set forth in Article 83, section X of the New Rules issued by the National Banking and Securities Commission, in effect since March 19, 2003.

RECEIVED
2004 DEC 28 P 12: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of GRUPO GIGANTE, S.A. de C.V.

Reception Date at the BMV: November 17, 2004 16:50

Company: Grupo Gigante, S.A. de C.V.

Ticker: GIGANTE

Date: 11/17/2004

Place: Mexico, D.F.

Matter: Additional Services Approved by the Audit Committee

In compliance with Article 84, last paragraph of the New Rules issued by the CNBV, the Company's audit committee approved the guidelines applicable to the hiring of Auditing Additional Services, Auditing Related Services, Tax Services and Other Services rendered by the External Auditor's firm.

GIGANTE

RECEIVED
2004 DEC 28 P 12: 36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 28, 2004

3Q04 EARNINGS RELEASE

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of September 30, 2004, unless otherwise specified. Figures may vary due to rounding.

During the third quarter of the year, total sales reached 7,560 million pesos, a decline of 3.3% compared to the same period of 2003. Cumulative sales reached a total of 22,611 million pesos in the first nine months of the year, a decrease of 3.9% versus the previous year.

Same store sales during the third quarter declined 4.4% versus 3Q03. We would like to mention that our Commercial Campaign "Peluches" yielded positive results in July, although it was unable to offset the results posted in August and September. In cumulative terms, same store sales decreased 3.9% versus 2003

Gross profit for the quarter was 1,693 million pesos, and the gross margin increased 40 basis points, to 22.4%, compared to 3Q03. The cumulative gross margin was 22.5% versus the 21.4% reported during the first nine months of the previous year.

From July – September of this year, operating expenses without depreciation were 4.7% less than in the year 2003. This was due to the fact that the Group maintained control over this area throughout the year. If we include depreciation, total expenses fro the period of July-September declined by 2.4% as a result of the increase in depreciation during the quarter.

Operating profit for the third quarter was 185 million pesos, an increase of 5.2% from the same period of the previous year. This increase was largely due to the improvement in the gross margin and the control over costs during the quarter. In cumulative terms, operating profit rose to 641 million pesos, an increase of 16.7% compared to the same nine month period of 2003.

In addition, operating cash flow (EBITDA) for the quarter was 391 million pesos, 10.4% higher than during the same period of 2003. The cumulative figure reached 1,242 million pesos, an increase of 12.7% versus the period January – September 2003.

The comprehensive financing cost for the third quarter resulted in a gain of 6.9 million pesos, compared to a loss of 17.5 million pesos registered during the same period of the previous year. The difference is primarily the result of the monetary position, which was the result of an increase in inflation during the period.

During the third quarter of the year, Other Financial Operations included an additional charge for commissions related to the long-term restructuring of the bank debt.

The elimination of fixed assets and the remodeling of stores and store closings as well as the benefit derived from the implementation of the SAP and other efficiencies led to, among other things, a reduction in the company's workforce, particularly among certain levels of executives and managers. This resulted in an increase of 19.3 million pesos in extraordinary items for the third quarter of 2004 compared to the same period of the previous year.

Finally, net income for the third quarter declined 21.5%, and was negatively affected by the extraordinary items registered during the period. Net income as a percentage of sales was 0.8%, a decrease of 20 basis points from the same period of 2003. Nevertheless, cumulative net income for the first nine months of the year totaled 244 million pesos, an 11.0% increase, in real terms, from the previous year.

During the third quarter, the Group opened 4 units of Office Depot, 4 Radio Shack stores and one SuperPrecio store. In addition, 4 Radio Shack establishments were closed, as was one Super Gigante and one Office Depot. Therefore, the total number of units in operation at the end of the third quarter of the year grew to 500, with a total sales floor area of 1,138,737 m^2.

The number of units and sales floor area by format is as follows: 100 Gigante stores (592,617 m^2), 52 Bodegas Gigante (197,249 m^2), 61 Super Gigante units (133,380 m^2), 8 Gigante USA establishments (22,794 m^2), 45 SuperPrecio units (11,094 m^2), 94 Office Depot establishments (157,515 m^2), 90 Radio Shack stores (10,818 m^2), 3 PriceSmart units (13,269 m^2) and 47 Toks cafeterias (10,125 seats).

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power of as September 2004

QUARTERLY RESULTS	July - Sept 04	July - Sept 03	% Change
NET SALES	7,559,622	7,817,314	-3.3%
GROSS PROFIT	1,692,874	1,720,818	-1.6%
OPERATING INCOME	184,835	175,733	5.2%
EBITDA	390,981	354,277	10.4%
COMPREHENSIVE FINANCING COST	-6,827	17,474	-139.1%
INCOME TAX PROVISION	61,680	51,285	20.3%
NET INCOME	62,575	79,685	-21.5%

FINANCIAL POSITION	2004	2003	% Change
TOTAL ASSETS	21,643,617	22,178,023	-2.4%
CURRENT ASSETS	6,273,307	6,613,358	-5.1%
CASH & CASH EQUIVALENTS	389,715	286,850	35.9%
INVENTORIES	4,110,234	4,231,334	-2.9%
OTHERS	1,773,358	2,095,174	-15.4%
NON CURRENT ASSETS	15,370,310	15,564,665	-1.2%
TOTAL LIABILITIES	8,795,198	9,283,589	-5.3%
CURRENT LIABILITIES	5,383,566	7,510,381	-28.3%
TRADE ACCOUNTS PAYABLE	3,998,725	4,369,290	-8.5%
BANK LOANS	428,799	2,214,665	-80.6%
OTHER LIABILITIES	956,042	926,426	3.2%
LONG TERM LIABILITES	2,233,856	640,196	248.9%
BANK LOANS	2,130,313	525,300	305.5%
OTHER LIABILITIES	103,543	114,896	-9.9%
DEFERRED LIABILITIES	1,177,776	1,133,012	4.0%
SHAREHOLDERS' EQUITY	12,848,419	12,894,434	-0.4%

FINANCIAL RATIOS		
INVENTORY DAYS	63.3	61.7
ACCOUNTS PAYABLE DAYS	61.6	63.8
NET INCOME PER SHARE * (PESOS)	0.06	0.08
EBITDA PER SHARE * (PESOS)	0.40	0.36
GROSS MARGIN	22.4%	22.0%
OPERATING MARGIN	2.4%	2.2%
NET MARGIN	0.8%	1.0%
INTEREST BEARING LIABILITIES TO STOCKHOLDERS' EQUIT	20.2%	21.7%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	68.5%	72.0%
*SHARES OUTSTANDING	**977,654,977**	**977,447,505**

Contacts:

Grupo Gigante: Manuel Cullen
Investor Relations
Tel.: +(52 55) 5269-8075
macullen@gigante.com.mx

IR Communications: Sandra Yatsko
Tel: +(52 55) 5644-1247
sandra@irandpr.com